SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                   (Amendment No.  6  )*

                 American Exploration Company
______________________________________________________________
                      (Name of Issuer)

          Common Stock, par value $.05 per share
______________________________________________________________

               (Title of Class of Securities)

                         025762-10-5
______________________________________________________________

                        (CUSIP Number)
______________________________________________________________

                       Peter E. Lorenzen
                    Snyder Oil Corporation
                       777 Main Street
                         Suite 2500
                    Fort Worth, TX  76102
                       (817) 338-4043
______________________________________________________________

          (Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

                      December 8, 1995
______________________________________________________________
          (Date of Event which Requires Registrant of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

          CUSIP No. 025762-10-5               Schedule 13D

1  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
     Snyder Oil Corporation
     I.R.S. Identification No. 75-2306158


2  Check the Appropriate Box if a Member of a Group*  (a) / /
                                                       (b) / /

3  SEC USE ONLY


4  Source of Funds*


5  Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)                           / /


6 Citizenship or Place of Organization
           Delaware

                                   7 Sole Voting Power
  Number of                                  0
  Shares
Beneficially                       8 Shared Voting Power
  Owned By                                   0
  Each
Reporting                          9 Sole Dispositive Power
  Person                                     0
  With
                                   10 Shared Dispositive Power
                                             0

11 Aggregate Amount Beneficially Owned by Each Reporting
     Person
               0

12 Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*               / /


13 Percent of Class Represented by Amount in Row (11)
                    0%

14 Type of Reporting Person*
               CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!

       3  Schedule 13D

Item 5.   Interest in Securities of the Issuer.

Item 5 is amended to add the following:

     On December 8, 1995, SOCO sold all remaining shares of Common
Stock.

     During the 60 days prior to the date hereof, SOCO has effected the following sales of the Common Stock:

                    Number of           Price
Date                 Shares             Per Share
December 1, 1995         1,400          $10.20
December 4, 1995         1,400           10.20
December 5, 1995        15,000           10.20
December 6, 1995         8,500           10.20
December 7, 1995        21,600           10.20
December 7, 1995       100,000           10.075
December 7, 1995        25,000           10.45
December 8, 1995       743,140           10.70

All such transactions were market sales.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 11, 1995

                         SNYDER OIL CORPORATION

                         By:  /s/Peter E. Lorenzen
                              -------------------
                              Peter E. Lorenzen
                              Vice President